Alexander Capital, L.P.

17 State Street, 5th Floor

New York, NY 10004

September 8, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C. 20549

Re:	Muscle Maker, Inc.
Registration Statement on Form S-1
File No. 333-245047

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins in the request of Muscle Maker, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 3:30 p.m., Eastern Time, on Thursday, September 10, 2020, or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-captioned issue, the prospective underwriter has confirmed that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated September 4, 2020 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned has effected approximately the following distribution of copies of the Preliminary Prospectus, dated September 4, 2020, through the date hereof:

Preliminary Prospectus, dated September 4, 2020:

500 copies were distributed to prospective underwriters, institutional investors, dealers and others.

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Very truly yours,

ALEXANDER CAPITAL, L.P.
as Representative of the Several Underwriters

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director